[Letterhead of International Coal Group, Inc.]

October 9, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Brad Skinner, Senior Assistant
Chief Accountant

Re:	International Coal Group, Inc.

Form 10-K/A for the Fiscal Year Ended December 31, 2006

Filed: July 23, 2007

File No. 1-32679

Ladies and Gentlemen:

The following sets forth the responses of International Coal Group, Inc. (“ICG” or the “Company”) to the comments included in your letter dated September 24, 2007 with respect to the above-referenced Annual Report on Form 10-K/A. For your convenience, we have included your comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment.

Where appropriate, we have also included proposed revised disclosure in response to the Staff’s comments. The Company intends to file Amendment No. 2 to its Annual Report on Form 10-K for the year ended December 31, 2006 as soon as possible after the Staff concludes its review of the Form 10-K/A filed on July 23, 2007.

Form 10-K/A for fiscal year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations Twelve Months Ended December 31, 2006 compared to the Twelve Months Ended December 31, 2005, page 65

We note your response to our prior comment 2. Tell us why a discussion of revenue and operating income/loss by segment would not be as meaningful, or more meaningful, to an investor as your proposed discussion of EBITDA and tons sold by segment. Additionally, it appears that your measure “EBITDA” is not strictly calculated as earnings before interest, tax, depreciation and amortization because you are adjusting also for “Other, net.” As such, your measure should be renamed.

The Company has considered the Staff’s comment regarding the Company’s EBITDA measure and will rename its EBITDA measure “Adjusted EBITDA.”

Securities and Exchange Commission

October 9, 2007

The Company has also considered the Staff’s comment and has determined to include a discussion of revenues by segment, in addition to the discussion of Adjusted EBITDA and tons sold by segment, in the Company’s disclosure in its “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The Company, however, does not believe that a discussion of operating income/loss by segment would provide any additional meaningful information to investors because operating income/loss by segment is impacted by the same factors and trends as the other financial measures that the Company will present in its “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” A copy of the Company’s proposed discussion of revenues, Adjusted EBITDA and tons sold by segment is attached to this letter as Annex A. The Company notes that it has combined the discussion of tons sold by segment with the discussion of revenue by segment as tons sold are a key driver of revenue. The Company also intends, in future filings, to include similar disclosure in its quarterly reports on Form 10-Q.

In connection with the above-referenced filing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at (304) 760-2606.

Thank you in advance for your cooperation in these matters.

Very truly yours,

/s/ Bradley W. Harris
Bradley W. Harris
Senior Vice President and Chief Financial Officer

Enclosures

cc:	Bob Carroll, Securities and Exchange Commission

Sandy Eisen, Securities and Exchange Commission

Ken Schuler, Securities and Exchange Commission

Roger L. Nicholson, Esq., International Coal Group, Inc.

Annex A

Twelve Months Ended December 31, 2006 Compared to the Twelve Months Ended December 31, 2005

Our results of operations for the twelve months ended December 31, 2006 and the period November 19, 2005 through December 31, 2005 include Anker and CoalQuest.

Revenues

The following table depicts revenues for the years ended December 31, 2006 and 2005 for the indicated categories:

	Year Ended December 31,		Increase (Decrease)
	2006	2005	$	%
	(in thousands, except percentages and per ton data)
Coal sales revenues	$833,998	$619,038	$214,960	35%
Freight and handling revenues	18,890	8,601	10,289	120%
Other revenues	38,706	22,852	15,854	69%

Total revenues	$891,594	$650,491	$241,103	37%

Tons sold	19,371	14,755	4,616	31%
Coal revenue per ton	$43.05	$41.95	$1.10	3%

Coal sales revenues. Coal sales revenues increased $215.0 million for the year ended December 31, 2006, or 35%, compared to the year ended December 31, 2005. This increase was due to an increase in tons sold of 31% over 2005 because of the Anker/CoalQuest acquisition and an increase of $1.10 per ton ~~increase~~ in the average sales price of our coal (exclusive of amortization income on below-market coal supply agreements) primarily sold pursuant to coal supply agreements. Tons sold in 2006 increased by 4.6 million to 19.4 million, primarily due to the effect of the Anker and CoalQuest acquisitions, which provided approximately 3.8 million additional tons over the prior year. Additionally, new mining complexes that commenced operations during 2006 provided an increase of approximately 1.6 million tons over 2005. These increases were partially offset by decreases in tons sold caused by unusual events at our Sago and Viper mines and operating difficulties leading to the idling of certain mining units during the second half of 2006.

Freight and handling revenues. Freight and handling revenues increased $10.3 million to $18.9 million for year ended December 31, 2006 compared to the year ended December 31, 2005. The increase is due to an increase in shipments for which we initially pay the freight and handling costs and are then reimbursed by the customer.

Other revenues. Other revenues increased for the year ended December 31, 2006 by $15.9 million, or 69%, to $38.7 million, as compared to the year ended December 31, 2005. The increase was due to a gain of $7.0 million related to the termination of a contractual coal delivery obligation, as well as increases of $2.4 million in processing revenue being performed in a preparation plant obtained in the Anker acquisition, $1.9 million generated from newly developed coalbed methane wells owned jointly by our subsidiary, CoalQuest, and CDX Gas, LLC (“CDX”), $2.3 million in royalty revenues primarily related to an increase in mining activities from our sublessors and the finalization of sublesaing agreements, $2.2 million in ash disposal revenue resulting from long-term ash disposal contracts assumed as part of the Anker acquisition and $1.6 relating to a negotiated cash payment to us relating to a customer’s tax credit pursuant to the state of Maryland’s Mined Coal Tax Credit provision. The increases were partially offset by lower revenue of $1.6 million from our highwall mining activities and shop services, both performed by our subsidiary ICG ADDCAR, due to decreased production caused by varying mining conditions at the contracting parties’ mining complexes.

Coal sales revenues and tons sold by segment

The following table depicts coal sales revenues by operating segment for the years ended December 31, 2006 and 2005:

	Year Ended December 31,		Increase (Decrease)
	2006	2005	$	%
	(in thousands, except percentages)
Central Appalachian	$534,429	$446,039	$88,390	20%
Northern Appalachian	109,184	11,186	97,998	876%
Illinois Basin	49,842	53,931	(4,089)	(8)%
Ancillary	140,543	107,882	32,661	30%

Total coal sales revenues	$833,998	$619,038	$214,960	35%

The following table depicts tons sold by operating segment for the years ended December 31, 2006 and 2005:

	Year Ended December 31,		Increase (Decrease)
	2006	2005	$	%
	(in thousands, except percentages)
Central Appalachian	10,904	9,782	1,122	11%
Northern Appalachian	3,281	300	2,981	994%
Illinois Basin	2,020	2,322	(302)	(13)%
Ancillary	3,166	2,351	815	35%

Total tons sold	19,371	14,755	4,616	31%

Coal sales revenues from our Central Appalachian segment increased approximately $88.4 million, or 20%, for the year ended December 31, 2006 as compared to the year ended December 31, 2005. This increase was primarily attributable to an increase in tons sold of approximately 1.1 million, or 11%, over 2005 due to our East Mac and Nellie, Flint Ridge deep and Raven No. 1 underground mines that commenced operations in 2006, as well as various mines that significantly increased or reached full production during 2006. The increase was additionally impacted by an increase of $3.41 per ton in the average sales price of our coal primarily sold pursuant to coal supply agreements.

Our Northern Appalachian segment is comprised primarily of mines from the Anker/CoalQuest acquisition in November 2005. Coal sales revenues from our Northern Appalachian operations increased $98.0 million due to an increase of 3.0 million tons sold resulting from a full year of production from these mines.

Coal sales revenues from our Illinois Basin segment decreased approximately $4.1 million, or 8%, from 2005 primarily due to a 13% decrease in tons sold resulting from a fire at our Viper mine which led to the temporary idling of the mine during 2006. The decrease in tons sold was partially offset by an increase in coal sales revenue per ton of $1.45.

Coal sales revenues from the Ancillary segment are comprised of coal sold under brokered coal contracts. We experienced an increase of $32.7 million, or 30%, due to an increase of 0.8 million tons, or 35%, primarily from brokered coal contracts acquired from Anker in November 2005 which provided a full year of sales for 2006.

Costs and expenses

The following table depicts cost of operations for the years ended December 31, 2006 and 2005 for the indicated categories:

	Year Ended December 31,
	2006		2005		Increase (Decrease)
	$	%(1)	$	%(1)	$	%
	(in thousands, except percentages and per ton data)
Cost of coal sales	$770,009	86%	$510,834	79%	$259,175	51%
Freight and handling costs	18,890	2%	8,601	1%	10,289	120%
Depreciation, depletion and amortization	71,846	8%	43,195	7%	28,651	66%
Selling, general and administrative expenses	34,535	4%	28,785	4%	5,750	20%
Gain on sale of assets	(1,460)	*	(502)	*	(958)	191%

Total costs and expenses	$893,820	100%	$590,913	91%	$302,907	51%

Total costs and expenses per ton sold(2)	$46.14		$40.05		$6.09	15%

*	Not meaningful.

(1)	Amount as a percentage of total revenues.

(2)	Included in total costs and expenses per ton sold were costs for ICG ADDCAR, highwall mining activities and shop services of $1.62 and $2.08 per ton for the years ended December 31, 2006 and 2005, respectively.

Cost of coal sales and other revenues. For the year ended December 31, 2006, our cost of coal sales increased $259.2 million, or 51%, to $770.0 million compared to $510.8 million for the year ended December 31, 2005. The increase in cost of coal sales was primarily a result of our acquisitions of Anker and CoalQuest, which resulted in an increase in cost of coal sales of approximately $177.7 million, and includes several unusual events and operating difficulties adversely affecting the year, such as the closure of the Stony River deep mine, the bankruptcy of a key coal supplier for our Vindex operation, an extended construction outage at the Sentinel mine, adverse geological conditions encountered at the Sycamore No. 2 mine and the effects of the Sago mine accident in January 2006. Our performance was also adversely affected in the second quarter of 2006 by a fire at our Illinois mining complex. The start-up of our Flint Ridge, East Mac and Nellie, Raven, Crown, Carlos and Imperial mine sites, as well as the purchase of our Jackson Mountain mine site, increased cost of coal sales by $70.3 million. Other factors affecting cost of coal sales and other revenues for the year were increases in prices for diesel fuel and lube costs of $7.0 million, increased blasting supplies costs of $1.2 million, increased contract labor costs of $2.1 million and increased tire costs of $3.3 million. Variable sales-related costs, such as royalties and severance taxes increased $5.2 million due to increased sales realization. Trucking costs increased $2.8 million due to escalated diesel fuel costs. In addition, salary and hourly payroll expense and related employee benefits increased $8.4 million due to increased personnel and the necessity to maintain a competitive compensation program due to a highly-competitive labor market. These increases were partially offset by an increase in stockpile inventories which decreased cost of coal sales for the period by $8.9 million, decreases in equipment rental expense of $6.9 million due to the decision to purchase rather than lease needed equipment, decreased insurance costs of $1.5 million primarily caused by the change from a state run workers compensation program to a private insurance carrier and a decrease in purchase coal costs of $2.6 million.

Costs of coal sales for the year includes $13.0 million relating to the Sago mine accident, including reserves established for claims and other future costs and $4.7 million of carrying costs related to the mining operation prior to resuming operations at the end of the first quarter.

Freight and handling costs. Freight and handling costs increased $10.3 million to $18.9 million for the year ended December 31, 2006 compared to the year ended December 31, 2005. The increase is due to an increase in shipments for which we initially pay the freight and handling costs and are then reimbursed by the customer.

Depreciation, depletion and amortization. Depreciation, depletion and amortization expense increased $28.6 million to $71.8 million for the year ended December 31, 2006 compared to $43.2 million for the year ended December 31, 2005. Depreciation, depletion and amortization per ton increased to $3.71 per ton sold in the year ended December 31, 2006 from $2.93 per ton sold for the year ended December 31, 2005. The principal component of the increase was an increase in depreciation and amortization expense of $39.1 million for the year ended December 31, 2006, $21.3 million of which was related to the acquisitions of Anker and CoalQuest, as well as an increase in capital expenditures. Depletion of coalbed methane well costs resulted in an additional increase of $1.5 million. The increases were offset by an increase in amortization income on below-market coal supply agreements of $12.5 million during the year ended December 31, 2006.

        Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2006 were $34.5 million compared to $28.8 million for the year ended December 31, 2005. The net increase of $5.7 million was attributable to gifts aggregating $2.0 million made to the families of the thirteen miners involved in the Sago mine accident, increases in legal, professional and consulting fees of $5.2 million, $1.7 million for share-based compensation related restricted stock and stock options, $0.9 million in compensation expense and $0.6 million in insurance expense. Increases in legal, professional and consulting fees, as well as compensation and insurance expense, were related to being a public company. These increases were offset by a $5.4 million reduction in payroll taxes related to stock-based compensation. In 2005, certain recipients of restricted stock awards filed Section 83(b) elections, which resulted in full taxation of the award at the grant date rather than upon vesting.

Gain on sale of assets. Asset sales resulted in a gain of $1.5 million for the year ended December 31, 2006 compared to $0.5 million for the year ended December 31, 2005.

Total costs as a percentage of revenues. Total costs as a percentage of revenues increased to approximately 100% for the year ended December 31, 2006 from 91% for the year ended December 31, 2005, primarily as a result of weak coal prices in the second half of 2006, unanticipated operating difficulties at certain mine locations, mine accidents at two locations and increased operating costs. The softening of the coal market in the second half of 2006 caused a decrease in our profit margin earned on spot coal sales. Unanticipated adverse operating conditions experienced at the Stony River deep mine, Sentinel mine and Sycamore No. 2 resulted in increased operating expenses with a reduced amount or no corresponding production for the year. Due to the Sago mine accident as well as the mine fire at our Illinois mining complex we experienced production interruptions that decreased sales while still incurring holding costs as the mines were being repaired. Profit margins were further squeezed at all locations compared to the prior year by increased employee compensation as well as increased prices of operating parts, supplies and services as discussed above.

Adjusted EBITDA by Segment

Adjusted EBITDA represents net income before deducting interest expense, income taxes, depreciation, depletion and amortization and minority interest. Adjusted EBITDA is presented because it is an important supplemental measure of our performance used by our chief operating decision maker. It is considered “adjusted” as we adjust EBITDA for minority interest. Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. Adjusted EBITDA is reconciled to its most comparable GAAP measure on page [    ] of this report and in Note 21 to our consolidated financial statements for the year ended December 31, 2006.

The following table depicts segment Adjusted EBITDA for the years ended December 31, 2006 and 2005:

	Year Ended December 31,		Increase (Decrease)
	2006	2005	$	%
	(in thousands, except percentages)
Central Appalachian	$108,245	$104,010	$4,235	4%
Northern Appalachian	(36,650)	(2,912)	(33,738)	(1,159)%
Illinois Basin	4,474	4,599	(125)	3%
Ancillary	(4,336)	378	(4,714)	(1,247)%

Total Adjusted EBITDA	$71,733	$106,075	$(34,342)	(32)%

Adjusted EBITDA from our Central Appalachian segment increased $4.2 million, or 4%, for the year ended December 31, 2006 as compared to the year ended December 31, 2005. This increase was due primarily to an 11% increase in tons sold by our Central Appalachian operations. The increase in sales tons was partially offset by less favorable profit margins of approximately $0.60 per ton resulting from increased production costs. Additionally, activities incidental to our coal producing activities, such as coal processing and royalty income, increased by $2.4 million and $1.1 million, respectively, in 2006, contributing to the increase in Adjusted EBITDA.

The decrease in Adjusted EBITDA from our Northern Appalachian segment of $33.7 million was primarily the result of a full year of operations in 2006 by the mining complexes acquired from Anker and CoalQuest in November 2005. Additionally, several unusual events and operating difficulties, such as the closure of the Stony River deep mine, the bankruptcy of a key coal supplier for our Vindex operation, an extended construction outage at the Sentinel mine and adverse geological conditions encountered at the Sycamore No. 2 mine, adversely affected Adjusted EBITDA. Also impacting the decrease were the effects of the Sago mine accident in January 2006, which decreased Adjusted EBITDA by $13.0 million as a result of reserves established for claims and other future costs and $4.7 million of mine holding costs prior to resuming operations at the end of the first quarter.

Adjusted EBITDA from our Illinois Basin segment decreased $0.1 million, or 3%, due to a fire at our Viper mine which led to a temporary idling of the mine in 2006.

The decrease in Adjusted EBITDA from our Ancillary segment of $4.7 million was the result of decreased margins on contract mining activities performed by our subsidiary ICG ADDCAR resulting from varying mining conditions at the contracting parties' mining complexes and increased direct costs. Also impacting the decrease were increased selling, general and administrative expenses due to gifts aggregating $2.0 million made to the families of the thirteen miners involved in the Sago mine accident, expenses related to being a public company, including legal, professional and consulting fees of $5.2 million, share-based compensation of $1.7 million and compensation expense of $0.9 million. These increases were partially offset by a $5.4 million reduction in payroll taxes paid in 2005 related to stock based compensation.

Reconciliation of Adjusted EBITDA to Net income (loss) by Segment

The following tables reconcile Adjusted EBITDA to net income (loss) by segment for the years ended December 31, 2006 and 2005:

	Year Ended December 31,		Increase (Decrease)
	2006	2005	$	%
	(in thousands, except percentages)
Central Appalachian
Net income	$59,859	$76,488	$(16,629)	(22)%
Depreciation, depletion and amortization	47,458	27,002	20,456	76%
Interest expense, net	928	520	408	78%

Adjusted EBITDA	$108,245	$104,010	$4,235	4%

	Year Ended December 31,		Increase (Decrease)
	2006	2005	$	%
	(in thousands, except percentages)
Northern Appalachian
Net loss	$(47,971)	$(3,907)	$(44,064)	(1,128)%
Depreciation, depletion and amortization	10,822	956	9,866	1,032%
Interest expense, net	441	54	387	717
Minority interest	58	(15)	73	487%

Adjusted EBITDA	$(36,650)	$(2,912)	$(33,738)	(1,159)%

	Year Ended December 31,		Increase (Decrease)
	2006	2005	$	%
	(in thousands, except percentages)
Illinois Basin
Net loss	$(2,200)	$(252)	$(1,948)	(773)%
Depreciation, depletion and amortization	6,507	4,752	1,755	37%
Interest expense, net	167	99	68	69%

Adjusted EBITDA	$4,474	$4,599	$(125)	(3)%

	Year Ended December 31,		Increase (Decrease)
	2006	2005	$	%
	(in thousands, except percentages)
Ancillary
Net loss	$(18,963)	$(40,504)	$21,541	53%
Depreciation, depletion and amortization	7,059	10,485	(3,426)	(33)%
Interest expense, net	16,555	13,721	2,834	21%
Income tax expense (benefit)	(8,987)	16,676	(25,663)	(154)%

Adjusted EBITDA	$(4,336)	$378	$(4,714)	(1,247)%

	Year Ended December 31,		Increase (Decrease)
	2006	2005	$	%
	(in thousands, except percentages)
Consolidated
Net loss	$(9,275)	$31,825	$(41,100)	(129)%
Depreciation, depletion and amortization	71,846	43,195	28,651	66%
Interest expense, net	18,091	14,394	3,697	26%
Income tax expense (benefit)	(8,987)	16,676	(25,663)	(154)%
Minority interest	58	(15)	73	487%

Adjusted EBITDA	$71,733	$106,075	$(34,342)	(32)%